333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

January 16, 2024

Office of Industrial Applications and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Terrance O’Brien Benjamin Richie Abby Adams

Re:	Holdco Nuvo Group D.G Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed December 8, 2023 File No. 333-274803

Ladies and Gentleman:

On behalf of our client, Holdco Nuvo Group D.G Ltd., a company organized under the laws of the State of Israel (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated January 6, 2024. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-4 of the Company (File No. 333-274803) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1.	Please revise the cover page and the redemption scenarios to clarify how many LAMF Class A Ordinary Shares remain outstanding in the hands of public shareholders, how many of them are outstanding as a result of conversion of LAMF Class B Ordinary Shares previously sold in private placements, and how many of the LAMF Class A Ordinary Shares outstanding are subject to Non-Redemption Agreements, whereby you state unaffiliated public security holders agreed to not redeem their shares, or reversed and revoked any prior redemptions in exchange for additional shares. Disclose the circumstances of those Non-Redemption Agreements in relation to the May 11, 2023 vote. Please also disclose the compensation paid or to be paid in connection with those agreements, expressed as both the total additional shares of LAMF shares received and Holdco shares to be received and their equivalent value per share. Clarify if those shareholders have also agreed to vote in favor of the merger agreement. In accord with our prior comment 51, clarify that those shares, the transfer of which was negotiated privately, are not being registered.

In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to provide the requested information.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

2.	Please revise the cover page to disclose how many shares the investors in the securities purchase agreements will receive in exchange for their investments. Clarify that these shares are not being registered in the registration statement.

In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to disclose how many shares the investors in the securities purchase agreements will receive in exchange for their investments and have clarified that these shares are not being registered in the Registration Statement.

Summary of the Proxy Statement/Prospectus, page 30

3.	We note the revised disclosure in response to comment 4. Please revise the summary and the summary risk factor to provide more specific information regarding the “adverse federal U.S. income tax consequences” resulting from the passive foreign investment company (“PFIC”) status of LAMF and Holdco.

In response to the Staff’s comment, the Company has clarified that the adverse federal U.S. income tax consequences resulting from the passive foreign investment company status of LAMF will generally consist of higher effective tax rates on certain items of income of gain. Additional detail as to these consequences is included in the tax disclosure.

Proposals to be Considered by the LAMF Shareholders

Business Combination Proposal

Background of the Business Combination, page 129

4.	We note your revised disclosure in response to previous comments 10 and 13, and reissue the comments in part. Please provide additional information regarding the criteria used to select the initial 33 potential targets, how those targets were narrowed to the 20 potential targets you contacted, and how you further narrowed the field to the three targets. Clarify when and pursuant to what criteria the company identified Nuvo as a potential target. Please provide further information regarding the discussions between and consideration of a business combination between the company and Company A. In this regard, please disclose which party reinitiated contact, the topic of any material discussions between the parties, and the factors that led to the second conclusion of discussions regarding a potential transaction. Finally, please revise throughout the background discussion to clarify who was acting as LAMF “management,” and who negotiated on behalf of Nuvo. For example, on July 21, 2023, what member(s) of management were tasked with engaging a financial advisor.

In response to the Staff’s comment, the Company has revised its disclosure on pages 132-142 of the Amended Registration Statement to provide the requested information.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

5.	We reissue comment 11 to the extent that you have not expanded the disclosure to describe the potential terms of the transaction exchanged between the parties and other points of negotiation. We note, for example, no disclosure of the October 15, 2022 “high level terms Nuvo’s board of directors would consider for a public listing via a SPAC business combination.” Clarify the timing in February 2023 when discussions with Nuvo ceased and how they reengaged on March 20, 2023. Disclose the material deal terms addressed in early April 2023, including the revised LOI, and the key terms discussed with Ms. Henrietta on April 16, 2023, and how the LOI terms were revised with respect to the need for crossover financing. Generally, revise to provide more detail of the terms of the potential transaction as it evolved, quantifying the related financing and valuations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 134-136 of the Amended Registration Statement to provide the requested information.

6.	We note the materials and revised disclosure provided in response to comment 14 and reissue the comment. Please revise the filing to describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination, including the valuations and public company comparables created by Roth Capital. To the extent the analyses did not support the fairness of the transaction, please include appropriate disclosure. Please also expand the disclosure to provide criteria used in selecting comparable companies. Discuss how the financial advisor considered factors such as stage of life cycle, size and financial leverage when selecting the comparable companies. Advise us as to whether any companies meeting the selection criteria were excluded from the analysis and revise your disclosure as appropriate to explain any such exclusion. Refer to Item 4(b) of Form S4 and Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure on pages 139 to 140 of the Amended Registration Statement to provide the requested information. Other than as described in the Amended Registration Statement, the LAMF Board did not rely on other material analyses in evaluating the financial aspects of the business combination.

The LAMF Board’s Reasons for Approval of the Business Combination, page 138

7.	We note the revised disclosure in this section in response to comment 15 and reissue the comment. Please provide additional detail regarding the information the LAMF Board relied upon in reaching its fairness determination, including the following:

●	Clarify what aspects of the information cited the board determined to be in favor of the business combination. For example, disclose what the board considered with respect to “Nuvo’s corporate and management structure . . ., intellectual property, investment agreements, . . . legal proceedings” and other cited factors.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

●	Please revise to disclose the board’s “analysis of comparable companies” and the “confirmatory financial due diligence, including comparing financial performance metrics, prospective financial information and valuation metrics of Nuvo with other companies in the healthcare and technology sector.”

●	Clarify what consideration the Board gave to Nuvo’s projections. For example, if the Board assigned probability to the likelihood that the projections would be realized, disclose that information and how it affected the Board’s analysis.

●	In your disclosure addressing why the Board chose not to obtain a fairness determination, please revise to describe the relevant experience and knowledge of the Board on which it relied to reach the conclusions regarding the advisability and fairness of the merger agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 139 to 141 of the Amended Registration Statement to provide the requested information.

Certain Unaudited Prospective Financial Information Regarding Nuvo, page 141

8.	We note the revised disclosure in response to comment 21. Please provide additional information regarding Nuvo’s basis in determining it can capture $94-130 million of the market over the next several years. Please also clarify in this section what Nuvo believes to be the total addressable U.S. market, of which it expects to capture 10% by 2027.

In response to the Staff’s comment, the Company has provided the requested information on pages 146 and 239 of the Amended Registration Statement.

Interest of LAMF Insiders and the Sponsor in the Business Combination, page 144

9.	We note the revised disclosure in the third bullet point that “In connection with the extraordinary general meeting of shareholders held in connection with the Extension on May 11, 2023, LAMF and the Sponsor entered into Non-Redemption Agreements with respect to Public Shares held by certain unaffiliated third-party investors, pursuant to which such investors have in connection with the Extension, agreed not to redeem, or to reverse and revoke any prior redemption election with respect to an aggregate of 2,888,000 Public Shares.” Please provide us your analysis regarding how these agreements comply with Exchange Act Rule 14a-5.

The Company respectfully advises the Staff that, in the Company’s view, none of the Non-Redemption Agreements entered into in connection with the extraordinary general meeting of shareholders held on May 11, 2023 in connection with the Extension (the “Extension EGM”) were subject to Rule 14e-5 because the Non-Redemption Agreements contemplated that each unaffiliated third-party investor party thereto held a certain number of shares it already owned and did not require any of such investors to purchase any shares, and as a result, the Company does not believe that the Non-Redemption Agreements constitute arrangements by which the Sponsor would violate the Rule 14e-5 prohibition against purchases of shares outside of the redemption offer relating to the Extension EGM, to the extent that such redemption offer constitutes a tender offer. The Company further respectfully advises the Staff that none of the Non-Redemption Agreements require the investors party thereto to take any action with respect to the Nuvo Business Combination, in particular with respect to the purchase, non-redemption or voting of any shares, as such agreements related solely to the non-redemption of shares in connection with the Extension EGM.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

10.	To the extent you have not done so, please revise the disclosure in this section to quantify the number of shares involved and/or the price per share equivalent to the aggregate amounts disclosed. For example, disclose the equivalent number of shares in the new entity the Founders will receive for their $2 million investment in the crossover financing, and disclose the number of “Holdco Ordinary shares and other equity securities of Holdco” that will be registered for resale in pursuant to the registration rights agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 148 of the Amended Registration Statement to provide the requested information.

Satisfaction of the 80% Test, page 146

11.	Please revise to include discussion of the quantitative basis for determining that the business combination had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended Registration Statement to address the Staff’s comment.

Material U.S. Federal Income Tax Considerations to U.S. Holders, page 186

12.	We note your response to previous comment 29 and reissue in part. In your disclosure, you state the section is “a summary of the material U.S. federal income tax considerations,” and you inappropriately condition your analyses of the tax considerations. Please revise the content of this section to clearly identify each material tax consequence being opined upon, counsel’s opinion as to each identified tax item, and the basis for the opinion. Where the opinion is required, but is subject to uncertainty, please revise to follow the guidance in Section III.C.4 of Staff Legal Bulletin No. 19, which addresses Opinions Subject to Uncertainty.

In response to the Staff’s comment, the Company notes the opinion (which will be included as an exhibit in a subsequent amendment to the Registration Statement) will include only general and customary assumptions and qualifications. Relevant excerpts from the opinion are included below. Consistent with past practice, these are included in an opinion, as opposed to the body of the disclosure, because of their length and boilerplate-type nature.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

In our examination, we have assumed, without independent verification or investigation, (i) the authenticity and accuracy of all documents reviewed by us (including the conformity to original documents of all documents submitted to us as email, fax or photostatic copies and the authenticity of such original documents); (ii) that the signatures on all documents examined by us are genuine and have been duly authorized, and such documents reflect all material terms of the agreement between the parties to such documents; (iii) that the parties to such documents have complied and will comply with the terms thereof, and that such documents are enforceable in accordance with their respective terms; (iv) that such documents have been duly authorized by, have been duly executed and delivered by, and constitute (to the extent containing contractual or other obligations) legal, valid, binding and enforceable obligations of, all parties to such documents; (v) that all of the parties to such documents are duly organized, validly existing, and have power and authority (corporate, partnership, or other) to execute, deliver, and perform the obligations in such documents; (vi) that the transactions provided for by each document were and will be carried out in accordance with their terms; (vii) that any statements and representations made in the Officer’s Certificates that are qualified by knowledge, belief, or otherwise are true, complete and correct without such qualification; (viii) in the case of any statement or representation in this opinion, in such documents or in the Officer’s Certificates relating to the absence of any plan, intention, understanding or agreement, that there was in fact no such plan, intention, understanding or agreement; (ix) in the case of any statement or representation in this opinion, in such documents or in the Officer’s Certificates relating to the existence of any plan, intention, understanding or agreement, that such plan, intention, understanding or agreement, as the case may be, will in fact be executed; (x) that the Business Combination has been and will be effected and documented in a manner that complies with all applicable legal and regulatory requirements; and (xi) that SPAC, Holdco, and all other relevant parties have or will timely report the SPAC Merger for U.S. federal income tax purposes in a manner consistent with the conclusions set forth in this opinion, unless otherwise required pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In rendering our opinion we have made no independent investigation of the facts referred to herein and have relied for the purpose of rendering this opinion exclusively on those facts that have been provided to us by you and your agents, which we assume have been, and will continue to be, true.

The opinion set forth below is based upon the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings, judicial decisions, and other applicable authorities, all as available and in effect on the date hereof. The statutory provisions, regulations, and interpretations upon which our opinion is based are subject to change, and any such change could apply retroactively. There can be no assurance that positions contrary to those stated in our opinion will not be asserted by the Internal Revenue Service (“IRS”) and (as is customary in transactions of this type) no rulings will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or otherwise in connection with the transactions effected pursuant to the BCA (or any other documents or agreements executed in connection with the transactions contemplated thereunder). This opinion is being delivered prior to the consummation of the SPAC Merger and therefore is prospective and dependent on future events. The opinion expressed below is as of the date hereof only, and we express no opinion as to, and assume no responsibility for, the effect of any fact or circumstance occurring, or of which we learn, subsequent to the date of this opinion letter, including, without limitation, legislative and other changes in the law or changes in circumstances affecting any party. We assume no responsibility to update this opinion letter for, or to advise you of, any such facts or circumstances of which we become aware, regardless of whether or not they affect the opinions expressed in this opinion letter.

We express no opinion on the potential U.S. federal income tax consequences of the SPAC the passive foreign investment company rules.

The Company also notes express language in the disclosure that no opinion is being provided with respect to the application of the PFIC rules. However, the Company has revised the disclosure to state that the application of the PFIC rules is not expected to impact the qualification of the SPAC Merger as an F Reorganization.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

No opinion is being provided for any of the other transactions described in the disclosure, as they are taxable and do not otherwise fall within the scope of Staff Legal Bulletin No. 19.

Lastly, the Company has clarified that there is no authority directly addressing the treatment of the particular facts of the SPAC Merger for U.S. federal income tax purposes in response to the guidance in Section III.C.4 of Staff Legal Bulletin No. 19 regarding opinions subject to uncertainty.

Business of Nuvo, page 223

13.	We note your revised disclosure in response to previous comment 30 and reissue in part. Please balance your disclosure throughout your discussion of Nuvo’s strengths and potential market opportunities, in addition to the section on your challenges, to discuss the challenges you face in, among other things, corporate growth and competition, product development, sourcing, and manufacturing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 233, 235 and 236 to highlight the challenges Nuvo faces/may face and has further revised its disclosure generally to balance the discussion of Nuvo’s strengths and potential market opportunities, in addition to Nuvo’s challenges.

14.	We note your updated disclosure in response to previous comment 31 and reissue in part. In all instances in which you make a claim that is supported by an article, case study, trial, or external sources of data please provide a citation to the relevant literature. In this regard, footnotes may be helpful. By way of example only, these citations should cover “information provided by the American College of Obstetricians and Gynecologists,” “datapoints from the US Centers for Disease Control and Prevention,” and the NPS and healthcare industry averages discussed on page 230. Please also disclose whether each or any of these sources were commissioned by the parties involved in the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure in this section such that in all instances in which the Company makes a claim that is supported by an article, case study, trial, or external sources of data, it has provided a citation to the relevant literature. The Company has also disclosed which source was commissioned by Nuvo on page 225 of the Amended Registration Statement.

Our Market Opportunity, page 236

15.	We note your revised disclosure in response to previous comment 21 with respect to Nuvo’s projected financial results. Please revises this section to provide more detail regarding the Company’s target of capturing 10% of the United States NST market “over the next several years.” In doing so, please clarify what portion of the current market is addressable by Nuvo’s current product capabilities.

In response to the Staff’s comment, the Company has revised its disclosure on page 239 of the Amended Registration Statement to indicate that the Company believes all of the NST market is available to Nuvo with its current product capabilities and that it expects to capture 10% of it within the next several years.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

16.	We note your response to comment 41. Please revise this section similar to the revisions in response to comment 40, further clarifying which of these relate to the device’s current approved uses compared to potential future uses. In addition, please further clarify your basis for the statements of the results of your device in this section, such as the statements that the device currently helps avoid unnecessary OB emergency department visits (“Nuvo has customers that cite . . .”), reduces the rate of unnecessary C-Sections (citing “certain key opinion leaders”) and the company’s utilization of artificial intelligence to predict and reduce preterm births. Clarify how home monitoring was conducted in the Denmark study you cite.

In response to the Staff’s comment, the Company has updated its disclosure on pages 239 and 240 of the Amended Registration Statement to further clarify which of the items relate to the device’s current approved uses compared to potential future uses and have further clarified the other requested statements, including how home monitoring was conducted in the Denmark study.

Clinical Studies, page 244

17.	We note the added disclosure of the additional studies. Please further revise to clarify for each study why particular participants did not complete enrollment or dropped out of studies, how you determined the value for success of the study, who administered and reported the studies, disclose whether the same system usability scale was used for each study, clarify how the usability figures or success of the study was calculated from the SUS scores. Finally, please clarify whether and how the patient’s BMI factors into successful use of the device.

In response to the Staff’s comment, the Company has summarized the requested information regarding its clinical studies in tabular format beginning on page 261 of the Amended Registration Statement.

Study 2: MUA Study, page 245

18.	We note your updated disclosure regarding BMI within the graphic on page 246 in response to previous comment 35 and reissue in part. Please further revise to more clearly describe the PA and FP Analysis graphic on page 246. Your disclosure should include clear definitions for “training phase” and “validation phase” and explain the relevance of BMI in the study, if material, or remove any unexplained references.

In response to the Staff’s comment, the Company has revised its disclosure on pages 248 to 250 of the Amended Registration Statement to more clearly describe the PA and FP Analysis graphic, expand on the “training phase” and “validation phase” and explain the relevance of BMI in the study.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

Commercial Relationships, page 257

19.	We note your response to comment 46 and reissue the comment. For each named partner or agreement in this section, provide us your analysis regarding whether the company is substantially dependent upon the relationship, and if so, file the agreement as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Refer to Item 601(b)(10)(iv) for your ability to redact portions of exhibits that you customarily and actually treat as private or confidential and are immaterial. In addition, please update the disclosure in this section to address the current status of these relationships and/or current phase of the agreement. We note, for example, that you disclose you “are pursuing collaborations with UPenn pursuant to a nonbinding letter of intent signed in June 2019” and that your master agreement with Axia Women’s Health was amended in September 2022, but you do not indicate when “the next phase” began or begins. Please omit disclosure of potential collaborations for which you have no binding agreement or provide your analysis regarding why it is appropriate to disclose this information absent an agreement. Finally, please provide similar analysis for agreements you determine to be immaterial or those on which the company is not substantially dependent.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that while it believes none of the relationships and agreements discussed under “Commercial Relationships” is individually material or which the Company is substantially dependent upon, apart from its agreement with Philips, which is material to the Company based upon the scope of the commercial relationships and anticipated revenues therefrom, and which is filed as an exhibit to the Registration Statement, certain of such relationships and agreements are an important directional signal of its confidence in its commercial strategy as a whole and disclosure thereof provides investors with relevant information about the Company’s progress. The Company does not believe it is substantially dependent upon any of these relationships or agreements, including its agreement with Philips, because it believes there is a sizable and varied market for its product, with numerous potential partners, and as a result the Company believes no potential or existing partner’ business is essential to the Company’s ability to achieve commercial success. While the Company has revised its disclosure to remove certain references to collaborations for which no binding agreement is in place or which collaboration is no longer significant for the Company, it has left disclosure of certain relationships for the aforementioned reasons. In addition, the Company has revised its disclosure to more clearly address the current status of such relationships and/or the current phase of such agreements, where such information wasn’t already disclosed. See pages 269 to 271 of the Amended Registration Statement.

Exclusive Forum, page 343

20.	We note your revised disclosure in response to previous comment 48 and reissue in part. Please further revise, both your section on page 343 and your risk factor on page 101, to include the risk that the provision may result in increased costs for investors who seek to bring a claim.

In response to the Staff’s comment, the Company has revised its disclosure on pages 103 and 354 of the Amended Registration Statement to include the risk that the exclusive forum provision may result in increased costs for investors who seek to bring a claim.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

Financial Statements, page F-1

21.	Pursuant to Item 14(h) of the Form F-4, please also provide financial statements of the registrant, Holdco Nuvo Group D.G Ltd. Please also include the registrant in a separate column in the pro forma financial information provided.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no financial statements of Holdco were included in the Registration Statement because, in reliance on Section 1160 of the SEC’s Financial Reporting Manual (FRM), the financial statements of Holdco, a recently organized registrant with nominal capital, were deemed not to be material to investors in making their voting/investment decision and were therefore permitted to be omitted. In addition, the Company believes that the guidance in Section 1170.2(b) of the FRM, although not directly applicable, supports Holdco’s determination that its financial statements for periods prior to the closing of the business combination are immaterial and can be omitted. The purpose of Section 1170.2(b) of the FRM is to permit the omission of financial statements of the registrant to the extent they are not material to investors either because financial statements for the period including the closing of the transaction are available or the registrant had only “nominal income statement activity” during the period. Here, Holdco was formed with nominal assets solely to effect the business combination subsequent to six month period ended June 30, 2023, the last financial period presented with respect to Nuvo in the Registration Statement, and had no material assets, no results of operations and no income statement activity during the year ended December 2023, and Holdco is not expected to have any material assets, results of operations or income statement activity between December 31, 2023 and the effectiveness of the Registration Statement. Therefore, in view of the time and expense Holdco would incur to prepare and audit financial statements immaterial to investors, Holdco should be permitted to exclude any financial statements for such period from the Registration Statement, including in the pro forma financial information contained therein.

General

22.	We note your response to and updated disclosure regarding previous comments 6, nothing the Company belief that claims of efficacy and safety are supported by the results of its clinical studies. We also note your revised disclosure of the studies in response to comment 45. Please revise your disclosure throughout the document to avoid making claims of efficacy or safety. In the section describing Nuvo’s business, you may present objective data resulting from your studies, such as your statement on page 248, state that “no adverse events were recorded,” and, on page 251, “[t]he adverse event rate is therefore 0% (0/147).”

In response to the Staff’s comment, the Company has revised its disclosure throughout the document to revise claims of efficacy or safety to note that any such claims are claims the Company believes to be true based on the evidence from Nuvo’s clinical trials. See examples on pages 253 and 254 of the Amended Registration Statement.

23.	We note the revive disclosure in the risk factor on page 121 and your elimination of the summary risk factor on page fifty. Please revise to highlight the risk described on page 121, including Wells Fargo ‘s decision to waive its deferred underwriting fee for the IPO and disclaim responsibility for disclosure in this document, which could result in additional liability by LAMF, as described on page 121. Please also revise the disclosure as follows:

●	We note from pages 120 and 222 the total $9,915,000 aggregate compensation to Wells Fargo pursuant to the IPO, which you describe as deferred in part. On page 221 you describe that figure as the deferred compensation Wells Fargo has waived. Please disclose the total fees paid to Wells Fargo in connection with the IPO and clarify the total amount that Wells Fargo has waived.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

●	Please clarify the added description that Wells Fargo has waived its entitlement to deferred compensation “solely with respect to the Business Combination.” For example, clarify if Wells Fargo relinquished its right to this deferred compensation in all situations, or is there potential for the company to engage Wells Fargo in the future pursuant to which this compensation would be paid.

●	Please clarify the disclosure in the risk factors in light of the disclosure on page 135 that “Several discussions with certain Nuvo shareholders followed and representatives of LAMF engaged with a number of institutional investors and financial advisors, including . . . Wells Fargo and other financing and capital market strategy firms, to discuss a financing strategy for Nuvo.”

●	Please revise the background of the business combination to clarify where the potential targets identified by Wells Fargo fell within your selection process.

The Company respectfully advises the Staff that the summary risk factor was not deleted on page 53 and continues to be contained in the Amended Registration Statement. In response to the Staff’s comment, the Company has revised the risk factors on pages 123-125 and disclosure on pages 223-224 of the Amended Registration Statement. The Company respectfully advises the Staff that, in its view, including additional disclosure that LAMF may engage Wells Fargo on a future, different business combination may be misleading to investors due to the limited amount of time LAMF has remaining to consummate its initial business combination. The Company also respectfully advises the Staff that the 33 Potential Targets considered by LAMF and referenced in the Amended Registration Statement were not identified by Wells Fargo.

24.	We note your response to comment 51, disagree with your analysis, and reissue the comment. We note that the terms of the SAFEs and Convertible Notes were amended in August and September 2023 in contemplation of the Business Combination, and that the rate at which they convert into Holdco Shares is to be determined based a formula at the time of the Business Combination. Further, the securities in the final bullet point were issued in a private placement in connection with the LAMF IPO. With respect to the Holdco Shares to be registered to be issued on conversion of Nuvo Warrants, however, please provide additional analysis that addresses the amount of Nuvo Warrants outstanding, the dates these warrants were granted or purchased, the status of the holders and whether they have been amended in contemplation of the Business Combination.

In response to the Staff’s comment, on the Nuvo SAFEs and Nuvo Convertible Loans, the Company has revised the filing fee table exhibit to remove reference to registering the 5,195,680 Holdco Ordinary Shares issuable in exchange for the Nuvo Shares into which the Nuvo SAFEs and Nuvo Convertible Loans will convert in connection with the Business Combination’s closing.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

We continue to believe it is appropriate to register the issuance by Holdco at the closing of the Business Combination of 9,539,333 Holdco Ordinary Shares in exchange for the outstanding 8,433,333 Founder Shares, which were converted into an equal number of LAMF Class A Ordinary Shares as a result of the charter amendment approved at the Extension EGM, and the 1,106,000 LAMF Class A Ordinary shares initially sold as part of the Private Placement Units issued to the Sponsor in connection with the LAMF IPO (collectively, the “Sponsor Shares”) pursuant to the Staff’s guidance contained in C&DI 239.13. As noted in our response letter dated December 7, 2023, we believe that the conditions set forth in C&DI 239.13 for registering securities subject to “lockup agreements” that are held by management and principal security holders have been satisfied for the reasons described in such letter, and respectfully advise the Staff that the fact that the Sponsor Shares were issued in a private placement in connection with the LAMF IPO is not relevant to the analysis of whether the exchange of such shares for Holdco Ordinary Shares is appropriate on this Registration Statement on Form F-4, which is a distinct offer and sale from the exchange in connection with the Business Combination. In contrast to the execution of written consents to approve the Business Combination, such as an irrevocable proxy voting in favor of the Business Combination which would be the corporate action to approve the Business Combination and would not be executory, the holders of the Sponsor Shares have only executed “lockup agreements within the meaning of C&DI 239.13. C&DI 239.13 makes it clear that executing written consents approving a corporate action would be treated as a private sale and the related shares would not be permitted to be registered on the Registration Statement, but expressly permits the registration of the offer and sale of shares subject to “lockup agreements” so long as the conditions of C&DI 239.13 have been satisfied. We respectfully remind the Staff that it is our understanding that this policy of permitting the registration of the offer and sale of shares subject to “lockup agreements” where written consents for the corporate action have not yet been obtained became codified as available with the publication of C&DI 239.13. We further respectfully remind the Staff that this proposed registration is being made pursuant to a Registration Statement filed by Holdco, a different issuer than the issuer of the Sponsor Shares (e.g., in contrast to a structure where a SPAC acquires a target business and utilizes Form S-4 and such registration of the Sponsor Shares would not be available). As a result, we have retained the registration of the exchange of the Sponsor Shares for Holdco Ordinary Shares on the fee table to the Registration Statement.

In response to the Staff’s question regarding the Nuvo Warrant, there is currently one holder of the outstanding Nuvo Warrants, Ramot at Tel Aviv University Ltd., which is not an affiliate (as that term is defined in Rule 144 under the Securities Act) of Nuvo. The Nuvo Warrants were issued on May 20, 2015 and have not been revised or amended subsequent to such date, which differentiates the Nuvo Warrants from the Nuvo SAFEs and Nuvo Convertible Loans, which were amended in August and September 2023 with reference to the Business Combination. Nuvo has no intention of entering into an amendment to the Nuvo Warrants in contemplation of the Business Combination and Nuvo believes that the Nuvo Warrants will be exercised prior to the closing of the Business Combination. The Nuvo Warrants are exercisable at a price of NIS 0.01 per share. The Nuvo Warrants are exercisable for 45,428 Nuvo Shares that, pursuant to the Equity Exchange Ratio, will be exchanged for 46,394 Holdco Ordinary Shares. For the reasons set forth in our response letter dated December 7, 2023 we believe the Holdco Ordinary Shares underlying the Nuvo Warrants should be registered on the Registration Statement.

Holdco Nuvo Group D.G Ltd.

January 16, 2024

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Bob Grossman, Esq. at (305) 579-0756.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Bob Grossman
Bob Grossman, Esq.

cc:	Kelly Londy, Chief Executive Officer